

8X8 ANNOUNCES RESULTS OF FIRST QUARTER OF FISCAL 2005

PACKET8 REVENUES INCREASE 108% QUARTER OVER QUARTER

SANTA CLARA, Calif. (July 28, 2004) – 8x8, Inc. (Nasdaq: EGHT) today announced financial results for its first quarter ended June 30, 2004.

Total revenues for the first quarter of fiscal 2005 were $2.1 million, compared with $1.6 million for the same period of the prior year. The net loss for the quarter was $2.6 million, or $0.07 per share, compared with a net loss of $1.5 million, or $0.05 per share for the same period last year.

Total revenues for the Company's Packet8 VoIP service and related equipment sales increased to $1.4 million for the first quarter of fiscal 2005, compared with $672,000 for the fourth quarter of fiscal 2004, an increase of 108%. As of June 30, 2004, the Company had approximately 17,000 activated Packet8 subscriber lines in service as compared to approximately 11,000 at March 31, 2004, a 55% increase.

The Company's cash position increased to $22.3 million as of June 30, 2004, compared with $14 million at March 31, 2004, due to proceeds received from the common stock offering closed in June 2004.

About 8x8, Inc.
8x8, Inc. offers the Packet8 voice over internet protocol (VoIP) and videophone communications service and Packet8 Virtual Office (www.packet8.net). For additional company information, visit 8x8's web site at www.8x8.com.

About Packet8 and Packet8 Virtual Office
Packet8 enables anyone with high-speed access to the Internet to sign up for voice over internet protocol (VoIP) and videophone communications service at http://www.packet8.net. Customers can choose a direct-dial phone number from any of the more than 270 area codes offered by the service, and then use an 8x8-supplied terminal adapter to connect any telephone to a broadband internet connection and make or receive calls from a regular telephone number. For $19.95/month, Packet8 subscribers can make unlimited calls to any telephone number in the United States and Canada, and unlimited calls to any other Packet8 subscriber anywhere in the world. Calls to non-Packet8 numbers outside the United States and Canada are charged at the additional per-minute rates available at http://www.packet8.net/about/international.asp. All Packet8 accounts come with voice mail, caller ID, call waiting, call waiting caller ID, call forwarding, hold, line-alternate, 3-way conferencing, web access to account controls, and real-time online billing.

Packet8 Virtual Office allows business users anywhere in the world to be part of a virtual PBX that includes auto attendants, conference bridges, extension-to-extension dialing, ring groups and a host of other business class PBX features, while still enjoying unlimited phone calls anywhere in the United States and Canada and the same low, per-minute international rates available in Packet8's residential plans. With

Packet8 Virtual Office, each extension has its own direct dial telephone number which can be any telephone number on the Packet8 network, regardless of geographical location, and can make unlimited extension-to-extension calls anywhere in the world.

NOTE: 8x8, the 8x8 logo, Packet8, the Packet8 logo and Packet8 Virtual Office are trademarks of 8x8, Inc. All other trademarks are the property of their respective owners.

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MEDIA RELATIONS CONTACT:
Joan Citelli
JCitelli@8x8.com
8x8, Inc.
(408) 316-1290

Financial Tables To Follow

8x8, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts; unaudited)

| | Three Months Ended June 30, | |
	2004	2003
Product revenues	$ 596	$ 861
License and service revenues	1,471	762
Total revenues	2,067	1,623
Operating expenses:		
Cost of product revenues	912	363
Cost of license and service revenues	879	391
Research and development	577	1,044
Selling, general and administrative	2,512	1,266
Total operating expenses	4,880	3,064
Loss from operations	(2,813)	(1,441)
Other income (expense), net	244	(59)
Net loss	$ (2,569)	$ (1,500)
Net loss per share:		
Basic and diluted	$ (0.07)	$ (0.05)
Weighted average number of shares:		
Basic and diluted	38,690	28,475

8x8, Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, unaudited)

	June 30, 2004		March 31, 2004	
ASSETS				
Current assets				
Cash, cash equivalents and investments	$	21,338	$	13,249
Restricted cash		1,000		800
Accounts receivable, net		197		608
Inventory		1,026		98
Other current assets		839		645
Total current assets		24,400		15,400
Property and equipment, net		221		158
Other assets		12		13
	$	24,633	$	15,571
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$	1,465	$	854
Accrued compensation		374		415
Accrued warranty		186		194
Deferred revenue		419		547
Other accrued liabilities		683		559
Total current liabilities		3,127		2,569
Other liabilities		221		216
Total stockholders' equity		21,285		12,786
	$	24,633	$	15,571